Issuer Free Writing Prospectus Dated December 15, 2011

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 25, 2011

Relating to Registration Statement No. 333-176772

Quantum Fuel Systems Technologies Worldwide, Inc.

Pricing Term Sheet – December 15, 2011

10,526,315 Shares of Common Stock

Warrants to Purchase up to 6,315,789 Shares of Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated November 25, 2011 (the “Prospectus Supplement”) and the accompanying base prospectus dated September 29, 2011 included in the Registration Statement on Form S-3 (No. 333-176772) of Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”).

Issuer:	Quantum Fuel Systems Technologies Worldwide, Inc.

Issuer Symbol:	QTWW

Exchange:	NASDAQ Global Market

Securities Offered By the Issuer:	10,526,315 shares of common stock and warrants to purchase up to 6,315,789 shares of common stock. The shares and warrants will be sold together as units, with each unit consisting of one share of common stock and a warrant to purchase 0.60 of a share of common stock. The warrants will have an initial exercise price of $1.22 per share.

Price to the Public:	$0.95 per unit

Over-Allotment Option:	The underwriters have a 30-day option to purchase up to an additional 1,509,062 units to cover over-allotments.

Proceeds:

The Company will receive $10 million of gross proceeds in the offering ($11,433,608 assuming exercise in full of the over-allotment option) and $9,220,000 of proceeds, net of underwriting discounts ($10,541,787 assuming exercise in full of the over-allotment option).

Use of Proceeds:	As disclosed in the Prospectus Supplement, the Company intended to repay all of the outstanding indebtedness owing under those convertible notes described on page S-29 of the Prospectus Supplement. The aggregate amount outstanding under these notes is approximately $14.1 million. The Company will only receive $9,220,000 of proceeds, net of underwriting discounts, in the offering ($10,541,787 assuming exercise in full of the over-allotment option). As a result, the Company will repay the aggregate $10.0 million of outstanding indebtedness owed to its senior secured lender under those three convertible promissory notes described on page S-29 of the Prospectus Supplement utilizing the net proceeds from this offering and cash on hand.

The Company will not be able to repay the amount outstanding under those certain convertible notes issued on September 29, 2011 and October 12, 2011 and described on page S-29 of the Prospectus Supplement. The aggregate amount owing under those notes is approximately $3.8 million and such notes are convertible into approximately 1.86 million shares of common stock. The Company has ninety days from the closing of this offering, which is expected to occur on December 21, 2011, to repay these convertible notes when they mature.

Investors:	The Company’s senior secured lender has agreed to invest $1.0 million in the offering, alongside other retail and institutional investors.

Trade Date:	December 16, 2011

Settlement Date:	December 21, 2011

CUSIP:	74765E 208 for the shares and 74765E 125 for the warrants

Underwriters:	Merriman Capital, Inc. J.P. Turner & Company, LLC

Quantum Fuel Systems Technologies Worldwide, Inc. filed a registration statement (included a base prospectus and a preliminary prospectus supplement thereto) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest you should read the base prospectus and the preliminary prospectus supplement thereto in that registration statement (including the documents incorporated by reference therein) and other documents Quantum Fuel Systems Technologies Worldwide, Inc. has filed with the SEC for more complete information about Quantum Fuel Systems Technologies Worldwide, Inc. and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying preliminary prospectus supplement related to the offering may be obtained from Merriman Capital, Inc. at 600 California St., 9th Floor, San Francisco, CA 94108, Attention: David Lachtman, or by telephone at 415-248-5683, or from J.P. Turner & Company, L.L.C. at One Buckhead Plaza, 3060 Peachtree Road NW, 11th Floor, Atlanta, GA 30305, Attention: Investment Banking, or by telephone at 404-479-8300.

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